Mail Stop 03-06


						June 17, 2005


Brion Umidi
Chief Financial Officer
ReGen Biologics, Inc
509 Commerce Street
1st Floor, East Wing
Franklin Lakes, NJ  07417


	Re:	ReGen Biologics, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 28, 2005
		File No. 000-20805


Dear Mr. Umidi:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant